June 16, 2015

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-4
(Registration Statement No. 333-204592)

Ladies and Gentlemen:

Noble Energy, Inc. a Delaware corporation (the “Registrant”), hereby requests, pursuant to Rule 461(a) under the Securities Act of 1933, as amended, that the effectiveness of its Registration Statement (the “Registration Statement”) on Form S-4 (Registration Statement No. 333-204592) be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Houston time on June 16, 2015, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to Eric C. Otness of Skadden, Arps, Slate, Meagher & Flom LLP, the Registrant’s counsel, at (713) 655-5100 and that such effectiveness also be confirmed in writing.

The Registrant acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Noble Energy, Inc.

By:	/s/ Arnold J. Johnson
Arnold J. Johnson

Senior Vice President, General Counsel and Secretary